Exhibit 99.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended 6/30/2017	Year Ended 3/31/2017	Year Ended 3/31/2016	Year Ended 3/31/2015	Year Ended 3/31/2014	Year Ended 3/31/2013
Earnings:
Net increase (decrease) in net assets from operations	$5,444	$23,474	$(5,400)	$53,442	$112,010	$107,832
Income tax expense (benefit) and excise taxes	144	1,779	(1,278)	270	(739)	590
Total earnings before taxes	$5,588	$25,253	$(6,678)	$53,712	$111,271	$108,422
Fixed Charges:			-	-	-	-
Interest and other financing fees	$738	$989	$-	$-	$-	$-
Total fixed charges	$738	$989	$-	$-	$-	$-
Earnings available to cover fixed charges	$6,326	$26,242	$(6,678)	$53,712	$111,271	$108,422

Ratio of earnings to fixed charges	8.57	26.53	-	-	-	-

Footnote disclosure:
Footnote (1) disclosure and calculation:

	Three Months Ended 6/30/2017	Year Ended 3/31/2017	Year Ended 3/31/2016	Year Ended 3/31/2015	Year Ended 3/31/2014	Year Ended 3/31/2013
Earnings (excluding unrealized and realized gains/losses):
Net increase (decrease) in net assets from operations	$5,444	$23,474	$(5,400)	$53,442	$112,010	$107,832
Income tax expense (benefit) and excise taxes	144	1,779	(1,278)	270	(739)	590
Unrealized (gains) losses	(1,384)	(7,690)	(16,089)	108,377	(93,032)	(16,367)
Realized (gains) losses	(624)	(7,896)	10,802	(164,264)	(14,084)	(89,558)
Total earnings before taxes (excluding unrealized and realized gains/losses)	$3,580	$9,667	$(11,965)	$(2,175)	$4,155	$2,497
Fixed Charges:
Interest and other financing fees	$738	$989	$-	$-	$-	$-
Total fixed charges	$738	$989	$-	$-	$-	$-
Earnings available to cover fixed charges	$4,318	$10,656	$(11,965)	$(2,175)	$4,155	$2,497

Ratio of earnings to fixed charges	5.85	10.77	-	-	-	-